June 7, 2007

Mail Stop 4561

Marcos Galperin
Chief Executive Officer
Mercadolibre, Inc.
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN
Argentina

Re: **Mercadolibre, Inc.**
        Registration Statement on Form S-1
        Filed May 11, 2007
        File No. 333-142880

Dear Mr. Galperin:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Dilution, page 36

2.   Please provide us with your basis for including your deferred tax assets in the calculation of net tangible book value.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Change in Accounting Principle, page F-15

3.   Advise us and disclose how you determined the fair value of your preferred stock warrants for each period and the assumptions made in determining that value.

Note 11 – Stock Option Plan, page F-33

4.   For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, supplementally provide the following information:
   •   For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
   •   Upon determining a price range, advise us how the fair value of your common stock in these transactions compares to the IPO price.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief

cc: Edward W. Elmore, Jr. (*via facsimile*)
        Hunton & Williams LLP